SE 18010093

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-17 (MM/DD/YY) AND ENDING 09-30-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelina Hendraka (650)525-7085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

Securities and Exchange
NOV 27 2018
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Angelina Hendraka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 14th day of November, 2018, by Angelina Hendraka, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

LIMEI YUN
Notary Public - California
San Mateo County
Commission # 2212292
My Comm. Expires Sep 28, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Templeton/Franklin Investment Services, Inc.

Report on Audit of Statement of Financial Condition

September 30, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of,
Templeton/Franklin Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Templeton/Franklin Investment Services, Inc. (the "Company") as of September 30, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 9, 2018

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc.
Statement of Financial Condition
September 30, 2018

Assets		
Cash and cash equivalents	$	3,619,079
Due from affiliates		1,070,361
Deferred taxes, net		279,497
Other		11,315
Total Assets	**$**	**4,980,252**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	445,018
Due to affiliates		994,486
Total liabilities		1,439,504
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized; 100 shares issued and outstanding		—
Additional paid in capital		36,588,734
Accumulated deficit		(33,047,986)
Total stockholder's equity		3,540,748
Total Liabilities and Stockholder's Equity	**$**	**4,980,252**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Templeton/Franklin Investment Services, Inc. ("TFIS" or the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). TFIS is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as an introducing broker-dealer for Franklin's Luxembourg-domiciled mutual funds to U.S. broker-dealers with offshore clients. TFIS is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

TFIS operates as an introducing broker-dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

Risks and Uncertainties

During the fiscal year ended September 30, 2018 ("fiscal year 2018"), the global equity markets experienced volatility but provided strong positive returns, reflecting, among other things, generally positive U.S. economic data tempered by concerns about rising interest rates, global trade tensions and political uncertainty.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

Pursuant to the Dodd-Frank Act, the SEC may establish different standards for broker-dealers in their interaction with retail customers, which could increase the Company's sales and/or distribution costs. In April 2018, the SEC proposed rules that would apply to all retail investors and would, among other things: require broker-dealers to act in the best interest of their retail customers when recommending securities and provide additional disclosure about the scope and terms of the relationship; clarify the fiduciary duty that an investment adviser owes to its clients; and require a new short-form disclosure document to inform clients of the nature of their relationships with investment professionals and investment advisers, including differences in the principal types of services offered, the legal standards of conduct that apply to each, the fees a client might pay, and conflicts of interest that may exist.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ

from these estimates. The Company has evaluated subsequent events through November 9, 2018, which is the date that the consolidated statement of financial condition was issued.

Related Parties

Related parties include affiliated entities. The Company enters into transactions during the ordinary course of business with these affiliated entities, which are recorded and settled through intercompany accounts. Amounts due to and from affiliates relate to these transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Stock-Based Compensation

The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. Forfeitures are accounted for as they occur.

Income Taxes

The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

Recently Adopted Accounting Guidance

On October 1, 2017, the Company adopted an amendment to the stock-based compensation guidance issued by the Financial Accounting Standards Board ("FASB"). The amendment provides an election to account for forfeitures as they occur, which the Company made using the modified retrospective approach.

Accounting Guidance Not Yet Adopted

The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance also requires an evaluation at the inception of a contract to determine whether the contract is or contains a lease. The guidance is effective for the Company on October 1, 2020 and requires a cumulative effect adjustment to retained earnings either on the date of adoption or at the beginning of the earliest period presented.The Company is currently evaluating the impact of adopting the guidance and has not yet determined its transition approach.

The FASB issued new guidance for the accounting for credit losses in June 2016. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost, including receivables, and an allowance for credit loss model for available-for-sale debt securities. The guidance is effective for the Company on October 1, 2021 and requires a cumulative effect adjustment to retained earnings at adoption. The Company is currently evaluating the impact of adopting the guidance.

4. Taxes on Income

The Tax Cuts and Jobs Act (the "Tax Act") was enacted into law in the U.S. on December 22, 2017. The Tax Act includes various changes to the tax law, including a permanent reduction in the corporate income tax rate. The Act reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The company's federal statutory rate for the fiscal year 2018 was a blended rate 24.5% based on the pre- and post-Tax Act rates, and will be 21% for future fiscal years. The company recognized the related changes in it's deferred tax assets and liabilities which resulted in a net tax benefit of $21,072.

The components of the net deferred tax asset as of September 30, 2018 were as follows:

	Amount
Separate filing state tax net operating loss carry-forwards	$ 391,686
Deferred compensation and employee benefits	37,208
Other	(2)
Total deferred tax assets	428,892
Valuation allowance	(149,395)
Deferred Tax Assets, Net of Valuation Allowance	$ 279,497

At September 30, 2018, there were $15,026,405 in federal net operating loss carry-forwards which were generated before 2018. The change in net operating loss carry back and carry forward periods under the Tax Act do not apply to these pre-2018 net operating losses. Therefore these federal net operating losses of $15,026,405 can be carried forward 20 years and will expire between 2022 and 2035. The tax impact of these loss carry-forwards have been utilized by Franklin.

At September 30, 2018, there were $9,014,636 in Florida state net operating loss carry-forwards expiring between 2021 and 2035. The tax impact of those loss carry-forward amounts is $391,686 and is partially offset by a valuation allowance of $149,395 due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2018, the Company had no gross unrecognized tax benefits.

The Company is subject to examination by the taxing authorities in certain jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are U.S. federal and the State of Florida for 2015 to 2018.

5. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position.

6. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million shares authorized under the USIP, of which 18.4 million shares were available for grant at September 30, 2018.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time.

Stock and stock unit award activity was as follows :

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2017	2,673	$ 35.85
Granted	2,748	42.79
Vested	(2,291)	38.87
Forfeited/Canceled	(487)	39.73
Nonvested Balance at September 30, 2018	2,643	$ 39.73

Total unrecognized compensation expense related to nonvested stock and stock unit awards, was $97,034 at September 30, 2018. This expense is expected to be recognized over a remaining weighted-average vesting period of approximately 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2018 was $72,716.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan

The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.8 million shares were issued by Franklin under the ESIP during fiscal year 2018, and 2.8 million shares were reserved for future issuance at September 30, 2018.

7. Net Capital Requirement

TFIS is subject to the Net Capital Rule. In accordance with the Net Capital Rule, TFIS is required to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, TFIS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2018, TFIS had net capital of $2,110,793 which was $2,011,493 in excess of its required net capital of $99,300. The ratio of aggregate indebtedness to net capital was 0.71 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, TFIS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

TFIS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.